Exhibit 99.3

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017 and 2016
(Expressed in thousands of US dollars, unless otherwise stated)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silvercorp Metals Inc.

We have audited the accompanying consolidated financial statements of Silvercorp Metals Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of March 31, 2017 and March 31, 2016, and the consolidated statements of income, consolidated statements of comprehensive income (loss), consolidated statements of cash flows and consolidated statements of changes in equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silvercorp Metals Inc. and subsidiaries as of March 31, 2017 and March 31, 2016, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 25, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Professional Accountants
May 25, 2017
Vancouver, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silvercorp Metals Inc.

We have audited the internal control over financial reporting of Silvercorp Metals Inc. and subsidiaries (the “Company”) as of March 31, 2017, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2017 of the Company and our report dated May 25, 2017 expressed an unmodified/unqualified opinion on those consolidated financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants
May 25, 2017
Vancouver, Canada

SILVERCORP METALS INC.
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)
		As at March 31,	As at March 31,
	Notes	2017	2016
ASSETS
Current Assets
Cash and cash equivalents	26	$73,003	$41,963
Short-term investments	3	23,466	19,999
Trade and other receivables		1,311	2,041
Inventories	4	8,710	8,857
Due from related parties	16	92	103
Income tax receivable		-	394
Prepaids and deposits		4,250	3,960
		110,832	77,317
Non-current Assets
Long-term prepaids and deposits		959	1,856
Reclamation deposits		5,054	2,301
Investment in an associate	5	8,517	3,133
Other investments	6	1,207	287
Plant and equipment	7	65,201	71,045
Mineral rights and properties	8	206,200	216,080
TOTAL ASSETS		$397,970	$372,019
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	15	$30,374	$27,457
Bank loan	10	-	4,657
Mine right fee payable	9	-	3,970
Deposits received		6,798	5,849
Income tax payable		2,985	-
Due to related parties	16	-	179
		40,157	42,112
Non-current Liabilities
Mine right fee payable	9	-	5,796
Deferred income tax liabilities	21	27,692	23,224
Environmental rehabilitation	11	12,186	14,328
Total Liabilities		80,035	85,460
Equity
Share capital	12	232,155	230,933
Share option reserve	12	13,325	12,628
Reserves	13	25,409	25,409
Accumulated other comprehensive loss	14	(50,419)	(35,994)
Retained earnings		42,651	562
Total equity attributable to the equity holders of the Company		263,121	233,538

Non-controlling interests	15	54,814	53,021
Total Equity		317,935	286,559

TOTAL LIABILITIES AND EQUITY		$397,970	$372,019
Commitments and contingencies	25

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except numbers for share and per share figures)
		Years Ended March 31,
	Notes	2017	2016

Sales	24(c)	$163,471	$107,940
Cost of sales	17	75,285	71,925
Gross profit		88,186	36,015

General and administrative	18	16,818	17,394
Government fees and other taxes	19	4,007	5,780
Foreign exchange (gain) loss		(339)	46
Loss on disposal of plant and equipment	7	538	100
Loss on disposal of a subsidiary	27	-	460
Share of (income) loss in associate	5	(282)	50
Impairment reversal of investment in associate	5	(5,278)	-
Impairment of plant and equipment and mineral rights and properties		181	-
Other income		(748)	(205)
Income from operations		73,289	12,390

Finance income	20	2,206	1,382
Finance costs	20	(760)	(1,084)
Income before income taxes		74,735	12,688

Income tax expense	21	19,237	2,749
Net income		$55,498	$9,939

Attributable to:
Equity holders of the Company		$43,674	$6,336
Non-controlling interests	15	11,824	3,603
		$55,498	$9,939

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	12(d)	$0.26	$0.04
Diluted earnings per share	12(d)	$0.25	$0.04
Weighted Average Number of Shares Outstanding - Basic		167,185,234	169,377,066
Weighted Average Number of Shares Outstanding - Diluted		171,350,024	169,763,096

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars)
		Years Ended March 31,
	Notes	2017	2016

Net income		$55,498	$9,939
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(17,550)	(10,758)
Share of other comprehensive loss in associate	5	(12)	(186)
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	6	196	(158)
Items reclassified to net income:
Cumulative translation adjustment upon sale of a subsidiary		-	23
Other comprehensive loss, net of taxes		$(17,366)	$(11,079)
Attributable to:
Equity holders of the Company		$(14,425)	$(9,297)
Non-controlling interests	15	(2,941)	(1,782)
		$(17,366)	$(11,079)
Total comprehensive income (loss), net of taxes		$38,132	$(1,140)

Attributable to:
Equity holders of the Company		$29,249	$(2,961)
Non-controlling interests		8,883	1,821
		$38,132	$(1,140)

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
		Years Ended March 31,
	Notes	2017	2016
Cash provided by
Operating activities
Net income		$55,498	$9,939
Add (deduct) items not affecting cash:
Finance costs		760	1,084
Depreciation, amortization and depletion	17, 18	18,913	18,926
Share of (income) loss in associate	5	(282)	50
Loss on disposal of a subsidiary	27	-	460
Impairment reversal of investment in associate	5	(5,278)	-
Impairment of plant and equipment and mineral rights and properties		181	-
Write down of inventories		-	159
Income tax expense		19,237	2,749
Finance income	20	(2,206)	(1,382)
Loss on disposal of plant and equipment	7	538	100
Share-based compensation	18	1,015	887
Income taxes paid		(13,667)	(1,208)
Interest received		2,206	1,382
Interest paid		(963)	(41)
Changes in non-cash operating working capital	26	4,485	(1,224)
Net cash provided by operating activities		80,437	31,881
Investing activities
Mineral rights and properties
Capital expenditures		(27,814)	(25,847)
Plant and equipment
Additions		(7,987)	(10,953)
Proceeds on disposals	7	51	287
Other investments
Acquisition	6(a)	(782)	-
Proceeds on disposals	6	33	422
Reclamation deposit paid		(2,967)	(276)
Net purchases of short-term investments		(4,094)	(10,753)
Proceeds for sale of a subsidiary	27	-	11
Net cash used in investing activities		(43,560)	(47,109)

Financing activities
Bank loan
Proceeds		-	4,619
Repayment	10	(4,325)	-
Non-controlling interests
Loan advanced		-	(1,587)
Repayments received		-	1,589
Distribution	15	(2,222)	(1,661)
Cash dividends distributed	12(c)	(1,585)	(1,323)
Proceeds from issuance of common shares		904	-
Common shares repurchased as part of normal course issuer bid		-	(2,580)
Net cash used in financing activities		(7,228)	(943)
Effect of exchange rate changes on cash and cash equivalents		1,391	(2,045)

Increase (decrease) in cash and cash equivalents		31,040	(18,216)
Cash and cash equivalents, beginning of the year		41,963	60,179
Cash and cash equivalents, end of the year		$73,003	$41,963
Supplementary cash flow information	26

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars, except numbers for share figures)
		Share capital
				Share		Accumulated other	Retained	Total equity attributable	Non-
		Number of		option		comprehensive	earnings	to the equity holders of	controlling
	Notes	shares	Amount	reserve	Reserves	loss	(deficit)	the Company	interests	Total equity
Balance, April 1, 2015		170,883,808	$233,513	$11,741	$25,409	$(26,697)	$(5,089)	$238,877	$53,634	$292,511
Share-based compensation		-	-	887	-	-	-	887	-	887
Dividends declared		-	-	-	-	-	(685)	(685)	-	(685)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(1,661)	(1,661)
Disposition of non-controlling interests upon sale of a subsidiary		-	-	-	-	-	-	-	(773)	(773)
Common shares repurchased as part of normal course issuer bid		(4,037,452)	(2,580)	-	-	-	-	(2,580)	-	(2,580)
Cumulative translation adjustment realized upon sale of a subsidiary		-	-	-	-	23	-	23	-	23
Comprehensive (loss) income		-	-	-	-	(9,320)	6,336	(2,984)	1,821	(1,163)
Balance, March 31, 2016		166,846,356	$230,933	$12,628	$25,409	$(35,994)	$562	$233,538	$53,021	$286,559
Options exercised		1,043,280	1,222	(318)	-	-	-	904	-	904
Share-based compensation	12(b)	-	-	1,015	-	-	-	1,015	-	1,015
Dividends declared	12(c)	-	-	-	-	-	(1,585)	(1,585)	-	(1,585)
Distribution to non-controlling interests	15	-	-	-	-	-	-	-	(7,090)	(7,090)
Comprehensive (loss) income		-	-	-	-	(14,425)	43,674	29,249	8,883	38,132
Balance, March 31, 2017		167,889,636	$232,155	$13,325	$25,409	$(50,419)	$42,651	$263,121	$54,814	$317,935

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines and other current exploration and development projects are in China.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and commencing May 15, 2017, on NYSE MKT Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The policies applied in these consolidated financial statements are based on IFRS in effect as of March 31, 2017.

These consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated on May 24, 2017.

(b)Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns.

For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.
Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Place of	March 31,	March 31,	Mineral
Name of subsidiaries	Principal activity	incorporation	2017	2016	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	HPG, LM (ii)
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%	Ying, TLP (ii)
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.5%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")
(ii) Collectively as "Ying Mining District"

(c) Investments in Associates

An associate is an entity over which the Company has significant influence, and is not a subsidiary or joint venture. Significant influence is presumed to exist when the Company has power to be actively involved and influential in financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of profit and loss of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s loss that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of comprehensive income or losses attributable to shareholders of associates are recognized in comprehensive income during the period. The carrying amount of the Company’s investments in associates also include any long-term debt interests which in substance form part of the Company’s net investment. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in an associate is impaired, the carrying amount is compared to its recoverable amount, being the higher of its fair value less cost to sell and value in use. An impairment loss is recognized if the recoverable amount is less than its carrying amount. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

carrying amount that would have been determined had an impairment loss not been previously recognized. Impairment losses and reversal of impairment losses, if any, are recognized in net income in the period in which the relevant circumstances are identified.

Details of the Company’s associate are as follows:

			Proportion of ownership interest held
		Place of	March 31,	March 31,
Name of associate	Principal activity	incorporation	2017	2016
New Pacific Holdings Corp. ("NUX")	Investment and Mining	Canada	16.1%	16.1%

(d)Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in general and administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts held by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

(e) Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”). The functional currency of all Chinese subsidiaries is the Chinese Renminbi (“RMB”).

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the balance sheet date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

The consolidated financial statements are presented in U.S. dollars (“USD”). The financial position and results of the Company’s entities are translated from functional currencies to USD as follows:

  assets and liabilities are translated using exchange rates prevailing at the balance sheet date;

  income and expenses are translated using average exchange rates prevailing during the period; and

  all resulting exchange gains and losses are included in other comprehensive income.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company treats inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, the historical exchange differences plus the foreign exchange impact that arises on the transaction are recognized in the statement of income as part of the gain or loss on sale.

(f) Revenue Recognition

Sales of all metals products, which are contained in direct smelting ore or concentrates, are recognized as revenue. Revenue is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions for revenue are satisfied when the title passes to the customer. The passing of title to the customer is based on the terms of the sales contract, which is generally upon shipment of the products. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets. Under the Company’s concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotation period, typically ranging from ten to fifteen days around shipment date. Refining and treatment charges are netted against revenue from metal concentrate sales.

(g)Cash and Cash Equivalents

Cash and cash equivalents include cash, and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

(h) Short-term Investments

Short-term investments consist of certificates of deposit and money market instruments, including cashable guaranteed investment certificates, bearer deposit notes and commercial paper with original terms of three months or more, but less than one year. Bonds traded on open markets are also included in short-term investments.

(i) Inventories

Inventories include metals contained in concentrates, direct smelting ore, stockpile ore and operating materials and supplies. The classification of metals inventory is determined by the stage at which the ore is in the production process. Mined materials that do not contain a minimum quantity of metal needed to compensate the estimated processing expenses for recovery of the contained metal, are not classified as inventory and are assigned no value.

Direct smelting ore and stockpiled ore are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labour costs, depletion and depreciation, and applicable production overheads, based on normal operating capacity. Concentrate inventories are valued at the lower of cost and net realizable value. The cost of concentrate inventories includes the mining cost for stockpiled ore milled, freight charges for shipping stockpile ore from mine sites to mill sites and milling cost. Milling cost includes cost of materials and supplies, direct labour costs,

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

and applicable production overheads cost, based on normal operating capacity. Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sales.

(j) Plant and Equipment

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is computed on a straight-line basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Buildings	20 years
Office equipment	5 years
Machinery	5-10 years
Motor vehicles	5 years
Land use rights	50 years
Leasehold improvements	5 years

Subsequent costs that meet the asset recognition criteria are capitalized, while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the period.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are transferred to other respective asset classes and are depreciated when they are completed and available for use.

Upon disposal or abandonment, the carrying amounts of plant and equipment are derecognized and any associated gain or loss are recognized in net income.

(k) Mineral Rights and Properties

The cost of acquiring mineral rights and properties as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential. The cost of acquiring or renewing an exploration or mining permit or mineral rights and properties not as part of a business combination is recognized at the amount paid and capitalized.

Exploration and evaluation costs incurred associated with specific mineral rights and properties prior to demonstrable technical feasibility and commercial viability of extracting a mineral resource are capitalized.

The Company determines that a property is in the development stage when it has completed a positive economic analysis of the mineral deposit. Subsequent development costs incurred prior to the

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

commercial production stage are capitalized and included in the carrying amount of the related property in the period incurred. Proceeds from sales during this period, if any, are offset against costs capitalized.

When a property has achieved operational results that are expected to remain at a sustainable operational level over a period of time, it enters the commercial production stage. Quantitative and qualitative factors indicating the achievement of commercial production stage include but are not limited to the following:

  A significant portion of planned capacity, production levels, grades and recovery rate are achieved at a sustainable level;

  completion of major mine and plant components;

  significant milestones such as obtaining necessary permits and production inputs are achieved to allow continuous and sustainable operations; and

  management’s intended operating results are being achieved consistently for a period of time.

Production costs incurred during commercial production stage are included in cost of sales. Development costs incurred during commercial production stage that provide access to reserve and resources that will be produced in future periods that would not have otherwise been accessible are capitalized.

Upon commencement of commercial production, mineral rights and properties and capitalized expenditures, other than the mine right fee to renew a mining permit, are depleted over the mine’s estimated life using the units of production method calculated based on proven and probable reserves. Estimation of proven and probable reserves for each property is updated when relative information is available; the result will be prospectively applied to calculate depletion amounts for future periods. If commercial production commences prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources. Amounts capitalized for the mine right fee are depleted using the units of production method based on the mineral resources which were used to determine the mine right fee payable.

(l) Impairment of Long-lived Assets

Long-lived assets, including mineral rights and properties, plant and equipment are reviewed and tested for impairment when indicators of impairment are considered to exist. Impairment assessments are conducted at the level of cash-generating units (“CGU”), which is the lowest level for which identifiable cash inflows are largely independent of the cash inflows of other assets. An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount, which is the greater of its fair value less costs to sell and value in use. For mineral rights and properties and processing facilities, the recoverable amount is estimated as the discounted future net cash flows expected to be derived from expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. Impairment losses are recognized in the period they are incurred.

For exploration and evaluation assets, indication of impairment includes but is not limited to, expiration of the right to explore, abandonment of the property, substantive expenditures in the specific area are neither budgeted nor planned, and exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources.

Impairment losses are reversed if the conditions that gave rise to the impairment are no longer present and it has been determined that the asset is no longer impaired as a result. This reversal is recognized in

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

net income in the period the reversal occurs limited by the carrying value that would have been determined, net of any depreciation, had no impairment charge been recognized in prior years.

(m) Environmental Rehabilitation Provision

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time when environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision.

Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements.

Closure and decommissioning provisions are measured at the expected amount of future cash flows, discounted to their present value for each operation. Discount rates used are specific to the underlying obligation. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Mineral Rights and Properties and depleted accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost.

Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgments and estimates involved. The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate.

The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(n) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, which necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of that asset. All other borrowing costs are expensed in the period in which they are incurred. No borrowing costs were capitalized in the periods presented.

(o) Share-based Payments

The Company recognizes share-based compensation expense for all stock options awarded to employees, officers, directors, and consultants using the fair value method. The fair value of the stock options at the date of grant is expensed over the vesting periods of the stock options with a corresponding increase to equity. The fair value of options granted to employees, officers, and directors is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Forfeitures are accounted for using estimates based on historical actual forfeiture data. Share-based compensation expenses for options granted to those working in exploration are capitalized in mineral rights and properties.

Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

(p)Income Taxes

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

  where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

  in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(q)Earnings per Share

Earnings per share is computed by dividing net income available to equity holders of the Company by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options and warrants, the number of additional shares for inclusion in diluted earnings per share calculations is determined by the options and warrants, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options, and repurchased from proceeds, is included in the calculation of diluted earnings per share.

(r) Financial Instruments

The Company had previously early adopted IFRS 9 (2010) to account for its financial instruments.

Initial recognition:
On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), in which case transaction costs are expensed as incurred.

Subsequent measurement of financial assets:
Subsequent measurement of financial assets depends on the classification of such assets.

I.	Non-equity instruments:

IFRS 9 (2010) includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

i.	The objective of the business model is to hold the financial asset for the collection of the cash flows; and
ii.	All contractual cash flows represent only principal and interest on that principal.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

All other instruments are mandatorily measured at fair value.

II.	Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate it as either FVTPL or fair value through other comprehensive income (“FVTOCI”).

Financial assets classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance income.

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Equity investments designated as FVTOCI are measured at fair value with changes in fair values recognized in other comprehensive income (“OCI”). Dividends from that investment are recorded in profit or loss when the Company's right to receive payment of the dividend is established unless they represent a recovery of part of the cost of the investment.

Impairment of financial assets carried at amortized cost:
The Company assesses at the end of each reporting period whether there is objective evidence that financial assets or group of financial assets measured at amortized cost are impaired. Impairment losses and reversal of impairment losses, if any, are recognized in profit or loss in the period they are incurred.

Subsequent measurement of financial liabilities:
Financial liabilities classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization using the effective interest method is included in finance costs.

Financial liabilities classified as FVTPL are measured at fair value with gains and losses recognized in profit or loss.

The Company classifies its financial instruments as follows:

  Financial assets classified as FVTPL: cash and cash equivalents and other investments - warrants;

  Financial assets classified as FVTOCI: other investments - common shares;

  Financial assets classified as amortized cost: short-term investments, trade and other receivables and due from related parties;

  Financial liabilities classified as amortized cost: accounts payable and accrued liabilities, dividends payable, bank loan, customer deposits and due to related parties.

Derecognition of financial assets and financial liabilities:
A financial asset is derecognized when:

  The rights to receive cash flows from the asset have expired; or

  The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

Gains and losses on derecognition of equity investments designated as FVTOCI (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently transferred to profit or loss, although the cumulative gain or loss may be transferred within equity.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the statement of income.

Offsetting of financial instruments:
Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

(s) Government Assistance

Refundable mining exploration tax credits received from eligible mining exploration expenditures and other government grants received for project construction and development reduce the carrying amount of the related mineral rights and properties or plant and equipment assets. The depletion or depreciation of the related mineral rights and properties or plant and equipment assets is calculated based on the net amount.

Government subsidies as compensation for expenses already incurred are recognized in profit and loss during the period in which it becomes receivable.

(t) Significant Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these judgments and estimates are continuously evaluated and are based on management’s experience and best knowledge of relevant facts and circumstances, actual results may differ from these estimates.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Areas of significant judgments include:

  Capitalization of expenditures with respect to exploration, evaluation and development costs to be included in mineral rights and properties.

  Anticipated reinvestment of undistributed earnings of foreign subsidiaries, therefore no withholding taxes was accrued.

  Accounting and impairment or impairment reversal assessment for equity investments and investment in associates.

  Accounting and impairment or impairment reversal assessment for mineral rights and properties.

  Determination of functional currency for all entities in the group.

  Determination of the components of each CGU.

Areas of significant estimates include:

Ore reserve and mineral resource estimates
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

Impairment of assets
Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is determined as the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements,

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or CGUs. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(u) Accounting standards issued but not yet in effect

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued in September 2015 and may be effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. In April 2016, the IASB issued targeted amendments to IFRS 15 related to identifying performance obligations, principal vs agent consideration, licensing and transitional relief for modified contracts and completed contracts. The Company is assessing the impact of this standard and related amendment.

IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”). The Company adopted IFRS 9 (2010) – Financial Instruments effective April 1, 2011. The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

IAS 7 - Statement of Cash Flows has been revised to incorporate amendments issued by the International Accounting Standards Board ("IASB") in January 2016. The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company does not expect any material impact arising from the application of this standard.

IAS 12 - Income Taxes has been revised to incorporate amendments issued by the IASB in January 2016. The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The application of this standard is not expected to have any material impact on the income taxes of the Company.

IFRS 16 - Leases was issued by the IASB and will replace Leases (“IAS 17”). IFRS 16 requires most leases to be reported on a company’s balance sheet as assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early application permitted for companies that also apply IFRS 15 - Revenue from Contracts with Customers. The Company is currently assessing the impact of this new standard.

Amendments to IFRS 2 - Share-based payment. On June 20, 2016, the IASB issued amendments to IFRS 2, Share-based Payment, regarding accounting for cash-settled share-based payment transactions that include a performance condition, classification of share-based payment transactions with net settlement

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

features and accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is assessing the impact of this amendment.

IFRIC 22 - Foreign currency transactions and advance consideration. On December 8, 2016, the IASB published IFRIC 22, Foreign Currency Transactions and Advance Consideration to clarify the exchange rate that should be used for transactions that include the receipt or payment of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is assessing the impact of this standard.

3.	SHORT-TERM INVESTMENTS

As at March 31, 2017, short-term investments consist of the following:

	Carrying value	Interest rates	Maturity
Term deposits	$7,141	3.38% - 3.66%	May 19 - 22, 2017
Bonds	16,325	3% - 8.7%	April 17, 2017 - December 10, 2020
	$23,466

As at March 31, 2016, short-term investments consist of the following:

	Carrying value	Interest rates	Maturity
Bankers acceptance	$78		April 4 - June 25, 2016
Term deposits	7,094	1.85% - 2.05%	April 22 - 29, 2016
Bonds	11,277	3% - 8.7%	April 17, 2017 - December 10, 2020
Mutual Fund	1,550
	$19,999

All bonds were purchased on open markets and are readily tradable.

4.	INVENTORIES

Inventories consist of the following:

	March 31, 2017	March 31, 2016
Direct smelting ore and stockpile ore	$833	$1,035
Concentrate inventory	4,853	4,700
Total stockpile and concentrate	5,686	5,735
Material and supplies	3,024	3,122
	$8,710	$8,857

The amount of inventories recognized as expense during the years ended March 31, 2017 was $54,233 (year ended March 31, 2016 - $54,466). There was no impairment charge related to inventory for the year ended March 31, 2017. For the year ended March 31, 2016, impairment charge of $159 was recognized to record stockpile and concentrate inventories at net realizable value.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	INVESTMENT IN AN ASSOCIATE

New Pacific Holdings Corp. (“NUX”) is a Canadian public company listed on the TSX Venture (symbol: NUX.V). NUX is a related party of the Company by way of two common directors and officers.

As at March 31, 2017, the Company owned 10,806,300 common shares (March 31, 2016 – 10,806,300) of NUX, representing an ownership interest of 16.1% (March 31, 2016 – 16.1%).

The Company accounts for its investment in NUX common shares using the equity method as it is able to exercise significant influence over the financial and operating policies of NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2015	10,806,300	$3,449	$1,448
Share of net loss		(50)
Share of other comprehensive loss		(186)
Foreign exchange impact		(80)
Balance, March 31, 2016	10,806,300	$3,133	$2,333
Share of net income		282
Share of other comprehensive loss		(12)
Impairment recovery		5,278
Foreign exchange impact		(164)
Balance March 31 , 2017	10,806,300	$8,517	$8,517

For the year ended March 31, 2017, an impairment recovery of $5,278 (year ended March 31, 2016 - $nil) was recognized for the investment in NUX based on the quoted market price of NUX common shares.

Summarized financial information for the Company's investment in NUX on a 100% basis is as follows:

	Years ended March 31,
	2017 (1)	2016 (1)
Income from investments	$3,999	$-
General and administrative expense	(1,197)	(888)
Foreign exchange gain	388	330
Impairment charge	(2,933)	-
Other income	100	239
Net income (loss) of associate	$357	$(319)
Adjustments to net income (loss) of associate	1,391	-
Net income (loss) of associate qualified for pick-up	$1,748	$(319)
Company's share of net income (loss)	$282	$(50)

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	March 31, 2017(1)	March 31, 2016(1)
Current assets	$16,152	$17,280
Non-current assets	9,248	8,372
Total assets	$25,400	$25,652

Current liabilities	600	611
Total liabilities	600	611
Net assets	$24,800	$25,041
Company's share of net assets of associate	$4,003	$4,042

(1)NUX's fiscal year-end is on June 30. NUX's quarterly financial results were used to compile the financial information that matched with the Company's year-end on March 31.

6.	OTHER INVESTMENTS

	March 31, 2017	March 31, 2016
Equity investments designated as FVTOCI
Publicly-traded companies	$1,207	$287
Luoyang Yongning Smelting Co. Ltd.	-	-
Jinduicheng Xise (Canada) Co. Ltd.	-	-
	$1,207	$287

(a) Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants. As of March 31, 2017, none of the shares held by the Company represented more than 10% of the respective outstanding shares of investees.

The continuity of such investments is as follows:

		Accumulated fair value change
	Fair value	included in OCI
April 1, 2015	$892	$(6,271)
Change in fair value on equity investments designated as FVTOCI	(158)	(158)
Disposal of equity investments	(422)	-
Impact of foreign currency translation	(25)	-
March 31, 2016	$287	$(6,429)
Change in fair value on equity investments designated as FVTOCI	196	196
Purchase of equity investments	782	-
Impact of foreign currency translation	(58)	-
March 31, 2017	$1,207	$(6,233)

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Luoyang Yongning Smelting Co. Ltd. (“Yongning Smelting”)

Yongning Smelting is a private company based in China. The Company invested in Yongning Smelting through its subsidiary Henan Found. In Fiscal 2017, the Company disposed its investment in Yongning Smelting for cash proceeds and a gain of $33 (RMB ¥221).

(c) Jinduicheng Xise (Canada) Co. Ltd. (“Jinduicheng”)

Jinduicheng is a Canadian private holding company, with primary assets holding 100% interest in a Canadian private mining company, Yukon Zinc Mining Corporation (“Yukon Zinc”), and the primary asset of Yukon Zinc is the Wolverine mine, located in the south east of Yukon, Canada. Wolverine mine has been placed on care and maintence since 2014. The Company invested in Jinduicheng through a private placement by subscribing common shares of Jinduicheng. As at March 31, 2017, the Company’s total investment in Jinduicheng represents 6% (March 31, 2016 - 6%) of Jinduicheng’s total equity. The fair value of the investment as at March 31, 2017 was determined to be $nil (March 31, 2016 - $nil), using a market based approach taking into consideration of Jinduicheng’s consolidated mineral reserve and resource data, its consolidated operation results and financial position. The maximum risk exposures would be the amount the Company invested in the common shares of Jinduicheng.

7.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2015	$87,404	$6,492	$27,183	$7,274	$3,551	$131,904
Additions	7,100	293	1,376	323	6,112	15,204
Disposals	(142)	(101)	(231)	(210)	(79)	(763)
Reclassification of asset groups(1)	293	-	-	-	(293)	-
Impact of foreign currency translation	(3,493)	(242)	(1,073)	(284)	(216)	(5,308)
Balance as at March 31, 2016	$91,162	$6,442	$27,255	$7,103	$9,075	$141,037
Additions	1,748	215	850	300	1,656	4,769
Disposals	(267)	(323)	(321)	(837)	(3)	(1,751)
Reclassification of asset groups(1)	7,841	-	318	-	(8,159)	-
Impact of foreign currency translation	(6,000)	(370)	(1,750)	(435)	(426)	(8,981)
Ending balance as at March 31, 2017	$94,484	$5,964	$26,352	$6,131	$2,143	$135,074

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2015	$(41,247)	$(4,281)	$(16,639)	$(4,899)	$(59)	$(67,125)
Disposals	92	82	28	174	-	376
Depreciation and amortization	(2,588)	(700)	(1,756)	(866)	-	(5,910)
Impact of foreign currency translation	1,085	206	1,190	184	2	2,667
Balance as at March 31, 2016	$(42,658)	$(4,693)	$(17,177)	$(5,407)	$(57)	$(69,992)
Disposals	82	276	187	617	-	1,162
Depreciation and amortization	(2,893)	(507)	(1,674)	(480)	-	(5,554)
Impact of foreign currency translation	2,763	258	1,144	342	4	4,511
Ending balance as at March 31, 2017	$(42,706)	$(4,666)	$(17,520)	$(4,928)	$(53)	$(69,873)

Carrying amounts
Balance as at March 31, 2016	$48,504	$1,749	$10,078	$1,696	$9,018	$71,045
Ending balance as at March 31, 2017	$51,778	$1,298	$8,832	$1,203	$2,090	$65,201

(1) when an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

During the year ended March 31, 2017, certain plant and equipment were disposed for proceeds of $51 (year ended March 31, 2016 - $287) and loss of $538 (year ended March 31, 2016 – loss of $100).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	XHP	RZY	Total
Balance as at April 1, 2015	$218,702	$65,353	$112,844	$22,117	$183	$419,199
Capitalized expenditures	18,914	-	943	-	-	19,857
Mine right fee	1,985	-	-	-	-	1,985
Environmental rehabiliation	1,243	75	74	-	-	1,392
Foreign currecy translation impact	(8,717)	(613)	(4,383)	(860)	(4)	(14,577)
Balance as at March 31, 2016	$232,127	$64,815	$109,478	$21,257	$179	$427,856
Capitalized expenditures	18,058	-	714	-	-	18,772
Mine right fee	1,337	-	-	-	-	1,337
Environmental rehabiliation	(1,448)	(101)	(57)	-	-	(1,606)
Foreign currecy translation impact	(15,227)	(968)	(6,933)	(1,351)	(5)	(24,484)
Ending balance as at March 31, 2017	$234,847	$63,746	$103,202	$19,906	$174	$421,875

Impairment and accumulated depletion
Balance as at April 1, 2015	$(45,833)	$(57,701)	$(78,756)	$(22,117)	$-	$(204,407)
Depletion	(11,633)	-	(1,922)	-	-	(13,555)
Foreign currecy translation impact	1,942	315	3,069	860	-	6,186
Balance as at March 31, 2016	$(55,524)	$(57,386)	$(77,609)	$(21,257)	$-	$(211,776)
Impairment Loss	-	-	-	-	(181)	(181)
Depletion	(12,457)	-	(1,869)	-	-	(14,326)
Foreign currecy translation impact	3,824	495	4,931	1,351	7	10,608
Ending balance as at March 31, 2017	$(64,157)	$(56,891)	$(74,547)	$(19,906)	$(174)	$(215,675)

Carrying amounts
Balance as at March 31, 2016	$176,603	$7,429	$31,869	$-	$179	$216,080
Ending balance as at March 31, 2017	$170,690	$6,855	$28,655	$-	$-	$206,200

On June 16, 2016, the Company paid a mine right fee of $1,337 (RMB ¥8.7 million) to the Chinese government as part of its requirement to renew the mining permit for its TLP and LM mine (part of the Ying Mining District).

On January 31, 2016, the Company paid a mine right fee of $1,985 (RMB ¥13.1 million) to the Chinese government as part of its requirement to renew the mining permit for its HPG mine (part of the Ying Mining District).

9.	MINE RIGHT FEE PAYABLE

On October 25, 2016, the Company repaid its entire mine right fee payable along with accrued interest to the Chinese government.

Total
Balance, April 1, 2015	$14,038
Interest accrued	488
Principal paid	(4,095)
Interest paid	(180)
Foreign exchange impact	(485)
Balance, March 31, 2016	$9,766
Interest accrued	226
Principal paid	(8,710)
Interest paid	(805)
Foreign exchange impact	(477)
Balance, March 31, 2017	$-

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

During the year ended March 31, 2017, interest of $226 (year ended March 31, 2016 - $488) was accrued and expensed through finance costs.

10.	BANK LOAN

On January 6, 2016, the Company’s 77.5% owned subsidiary Henan Found borrowed a loan of $4,619 (RMB ¥30 million) from Bank of China to cover its short-term operational needs. The loan bears interest rate of 4.35% per annum and matures on January 6, 2017. On January 9, 2017, the Company repaid the principal and interest of the bank loan in full.

Total
Balance, April 1, 2015	$-
Addition	4,619
Interest accrued	49
Interest paid	(41)
Foreign exchange impact	30
Balance, March 31, 2016	$4,657
Interest accrued	152
Interest paid	(158)
Principal repaid	(4,325)
Foreign exchange impact	(326)
Balance, March 31, 2017	$-

For the year ended March 31, 2017, interest of $152 (year ended March 31, 2016 - $49) was accrued and expensed through finance costs.

11.	ENVIRONMENTAL REHABILITATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, April 1, 2015	$12,898
Unwinding of discount of environmental rehabilitation	547
Revision of provision	1,392
Foreign exchange impact	(509)
Balance, March 31, 2016	$14,328
Unwinding of discount of environmental rehabilitation	382
Revision of provision	(1,606)
Foreign exchange impact	(918)
Balance, March 31, 2017	$12,186

As at March 31, 2017, the total undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision is $18,683 (March 31, 2016 - $20,992) over the next twenty-nine years, which has been discounted using an average discount rate of 3.48% (March 31, 2016 –2.95%).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at March 31, 2017 were fully paid.

(b) Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, April 1, 2015	4,741,356	$5.15
Options granted	5,652,125	0.91
Options forfeited	(682,050)	3.89
Options expired	(537,406)	9.31
Balance, March 31, 2016	9,174,025	$2.39
Options granted	1,173,000	3.77
Options exercised	(1,043,280)	1.13
Options forfeited	(847,238)	3.61
Options expired	(777,000)	8.92
Balance, March 31, 2017	7,679,507	$1.97

During the year ended March 31, 2017, a total of 1,173,000 options with a life of three years were granted to directors, officers, and employees at exercise prices from CAD$3.63 to CAD$5.58 per share subject to a vesting schedule over a two-year term with 25% of the options vesting every six months from the date of grant.

The fair value of stock options granted during the years ended March 31, 2017 and 2016 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

		Years ended March 31,
	2017	2016
Risk free interest rate	0.78%	0.53%
Expected life of option in years	2.25 years	2.87 years
Expected volatility	72%	57%
Expected dividend yield	0.47%	0.45%
Estimated forfeiture rate	11%	11%
Weighted average share price at date of grant	$3.77	$0.91

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The weighted average grant date fair value of options granted during the year ended March 31, 2017 was CAD$1.53 (US$1.17) (year ended March 31, 2016 - CAD$0.33 (US$0.25)). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options. For the year ended March 31, 2017, a total of $1,015 (year ended March 31, 2016 - $887) in share-based compensation expense was recognized and included in the general and administrative expenses on the consolidated statements of income.

The following table summarizes information about stock options outstanding at March 31, 2017:

		Weighted
		average			Weighted
	Number of options	remaining	Weighted	Number of options	average
	outstanding at	contractual life	average exercise	exercisable at	exercise price
Exercise price in CAD$	March 31, 2017	(Years)	price in CAD$	March 31,2017	in CAD$
$0.66	3,116,080	1.75	$0.66	1,250,318	0.66
$1.43	1,523,469	3.17	$1.43	821,387	1.43
$1.75	378,375	2.16	$1.75	248,063	1.75
$1.76	248,272	2.54	$1.76	132,425	1.76
$2.98	133,250	1.81	$2.98	97,375	2.98
$3.25	168,375	1.17	$3.25	156,939	3.25
$3.41	266,124	1.45	$3.41	231,625	3.41
$3.63	1,000,000	2.80	$3.63	-	-
$3.91	167,562	0.93	$3.91	167,562	3.91
$4.34	143,000	2.47	$4.34	35,750	-
$5.35	180,000	0.60	$5.35	180,000	5.35
$5.40	184,000	1.17	$5.40	184,000	5.40
$5.58	30,000	2.90	$5.58	-	-
$6.53	141,000	0.21	$6.53	141,000	6.53
$ 0.66 - 6.53	7,679,507	2.11	$1.97	3,646,444	$2.18

(c) Cash dividends declared and distributed

During the year ended March 31, 2017, dividends of $1,585 (year ended March 31, 2016 - $685) were declared and paid.

(d) Earnings per share (basic and diluted)

	For the years ended March 31,
	2017			2016
	Income	Shares	Per-Share	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Net income attributable to equity holders of the Company	$43,674			$6,336

Basic earnings per share	43,674	167,185,234	$0.26	$6,336	169,377,066	$0.04
Effect of dilutive securities:
Stock options		4,164,790			386,030
Diluted earnings per share	$43,674	171,350,024	$0.25	$6,336	169,763,096	$0.04

Anti-dilutive options and warrants that are not included in the diluted EPS calculation were 1,845,562 for the year ended March 31, 2017 (year ended March 31, 2016 – 5,346,900).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	RESERVES

Pursuant to Chinese company law applicable to foreign investment enterprises, the Company’s Chinese subsidiaries are required to maintain dedicated reserves. The amounts are appropriated at a percentage, at the discretion of the Board of Directors of each Chinese subsidiary, of their respective after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to Chinese enterprises each year. Once the dedicated reserves appropriated reach 50% of a subsidiary's registered capital, it is not required to appropriate more earnings into the reserves.

Dedicated reserves for all periods presented include an Enterprise Reserve Fund of $2,903 and an Enterprise Expansion Fund of $22,506, which are recorded as a component of equity, and are not available for distribution to shareholders other than upon liquidation.

As of March 31, 2017, the Company had two subsidiaries, Henan Found and Henan Huawei, which had appropriated the dedicated reserves. No dedicated reserves were appropriated for the years ended March 31, 2017 and 2016 for Henan Found and Henan Huawei since the balance has reached the required amount in prior years.

14.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	March 31, 2017	March 31, 2016
Change in fair value on equity investments designated as FVTOCI	$(37,886)	$(38,082)
Share of other comprehensive loss in associate	(198)	(186)
Currency translation adjustment	(12,335)	2,274
Balance, end of the year	$(50,419)	$(35,994)

The unrealized loss on equity investments designated as FVTOCI and on currency translation adjustment are net of tax of $nil for all periods presented.

15.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	SX Gold	Total
Balance, April 1, 2015	$49,924	$5,307	$4,713	$(3,066)	$(3,244)	$53,634
Share of net income (loss)	4,365	(66)	(354)	(48)	(294)	3,603
Share of other comprehensive (loss) income	(1,411)	(631)	(162)	32	390	(1,782)
Distributions	(1,282)	(379)	-	-	-	(1,661)
Disposition upon sale of a subsidiary	-	-	-	-	(773)	(773)
Balance, March 31, 2016	$51,596	$4,231	$4,197	$(3,082)	$(3,921)	$53,021
Share of net income (loss)	11,247	756	(340)	186	(25)	11,824
Share of other comprehensive income (loss)	(2,703)	(141)	(193)	48	48	(2,941)
Distributions	(6,328)	(762)	-	-	-	(7,090)
Balance, March 31, 2017	$53,812	$4,084	$3,664	$(2,848)	$(3,898)	$54,814

As at March 31, 2017, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and SX Gold were 22.5%, 20%, 30%, 5% and 22.5%, respectively.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Henan Non-ferrous Geology Minerals Ltd. (“Henan Non-ferrous”) is the 17.5% equity interest holder of Henan Found. During the year ended March 31, 2017, Henan Found declared dividends of $4,922 to Henan Non-ferrous, of which $1,136 was paid during the year and $3,786 was in accounts payable and accrued liabilities as at March 31, 2017 (year ended March 31, 2016 – declared and paid dividends of $1,282).

Henan Xinxiangrong Mining Ltd. (“Henan Xinxiangrong”) is the 5% equity interest holder of Henan Found. During the year ended March 31, 2017, Henan Found declared dividends of $1,406 to Henan Xinxiangrong, of which $324 was paid during the year and $1,082 was in accounts payable and accrued liabilities as at March 31, 2017 (year ended March 31, 2016 – declared and paid dividends of $nil).

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. For the year ended March 31, 2017, Henan Huawei declared and paid dividends of $762 (year ended March 31, 2016 - $379) to Henan Xinhui.

16.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

Due from related parties	March 31, 2017	March 31, 2016
NUX (a)	$92	$13
Henan Non-ferrous Geology Minerals Ltd.	-	90
	$92	$103

Due to related parties	March 31, 2017	March 31, 2016
Parkside Management Ltd. (b)	$-	179
	$-	$179

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the year ended March 31, 2017, the Company recovered $194 (year ended March 31, 2016 - $219) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

For the year ended March 31, 2017, the Company paid $250 (year ended March 31, 2016 - $740) consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(c)

The Company rents a Beijing office from a relative of a director and officer of the Company for $21 (RMB ¥130,746) per month. For the year ended March 31, 2017, total rents were $252 (year ended March 31, 2016 - $252).

Transactions with related parties are made terms agreed upon by the two parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2017 and 2016 were as follows:

	Years Ended March 31,
	2017	2016
Directors' fees	$151	$177
Salaries for key management personnel	1,380	1,419
Share-based compensation	727	1,142
	$2,258	$2,738

Salaries of key management personnel include consulting and management fees disclosed in note 16 (b).

Share-based compensation expenses were measured at grant date fair value.

17.	COST OF SALES

Cost of sales consists of:

	Year ended March 31,
	2017	2016
Production costs and other	$57,599	$54,466
Depreciation, amortization and depletion	17,686	17,300
Write down of inventories	-	159
Cost of sales	$75,285	$71,925

18.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Year ended March 31,
General and administrative	2017	2016
Office and administrative expenses	$5,520	$6,479
Amortization and depreciation	1,227	1,626
Salaries and benefits	7,397	7,052
Share-based compensation	1,015	887
Professional fees	1,659	1,350
	$16,818	$17,394

19.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Year ended March 31,
	2017	2016
Government fees	$1,314	$3,136
Other taxes	2,693	2,644
	$4,007	$5,780

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Government fees include mineral resource compensation fees and environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

20.	FINANCE ITEMS

Finance items consist of:

	Year ended March 31,
Finance income	2017	2016
Interest income	$2,206	$1,382

	Year ended March 31,
Finance costs	2017	2016
Interest on mine right fee	$226	$488
Interest on bank loan	152	49
Unwinding of discount of environmental rehabilitation provision	382	547
	$760	$1,084

21.	INCOME TAX

(a) Income tax expense (recovery)

The significant components of income tax expense recognized in the statements of income are as follows:

	Year ended March 31,
Income tax expense (recovery)	2017	2016
Current	$13,150	$(16)
Deferred	6,087	2,765
	$19,237	$2,749

The reconciliation of the Canadian statutory income tax rates to the effective tax rate are as follows:

	Years ended March, 31
	2017	2016
Canadian statutory tax rate	26.00%	26.00%

Income before income taxes	$74,735	$12,688

Income tax expense computed at Canadian statutory rates	19,431	3,299
Foreign tax rates different from statutory rate	(634)	(40)
Permanent items and other	728	106
Withholding taxes	760	603
Change in unrecognized deferred tax assets	(1,136)	(785)
Other	88	(434)
Income tax expense	$19,237	$2,749

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Deferred income tax

The continuity of deferred income tax assets (liabilities) is summarized as follows:

	Years ended March, 31
	2017	2016
Net deferred income tax liabilities, beginning of the year	$(23,224)	$(21,592)
Deferred income tax expense recognized in net income for the year	(6,087)	(2,765)
Foreign exchange impact	1,619	1,133
Net deferred income tax liabilities, end of the year	$(27,692)	$(23,224)

The significant components of the Company’s deferred income tax are as follows:

	March 31, 2017	March 31, 2016

Deferred income tax assets
Plant and equipment	$996	$1,067
Non-capital loss carry forwards	-	402
Unrealized loss on investments	-	2,326
Environmental rehabilitation	2,775	3,279
Other deductible temporary difference	382	558
Total deferred income tax assets	4,153	7,632

Deferred income tax liabilities
Plant and equipment	(246)	(318)
Mineral rights and properties	(31,434)	(30,279)
Other taxable temporary difference	(165)	(259)
Total deferred income tax liabilities	(31,845)	(30,856)

Net deferred income tax liabilities	$(27,692)	$(23,224)

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax benefits arose. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	March 31, 2017	March 31, 2016
Non-capital loss carry forward	$77,886	$86,319
Plant and equipment	23,529	25,481
Mineral rights and properties	20,602	21,636
Other deductible temporary difference	23,806	29,857
	$145,823	$163,293

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at March 31, 2017, the Company has the following net operating losses, expiring in various years to 2038 and available to offset future taxable income in Canada and China, respectively.

	Canada	China	Total

2018	$-	$3,629	$3,629
2019	-	7,555	7,555
2020	-	9,285	9,285
2021	-	4,638	4,638
2022	-	1,457	1,457
2027	580	-	580
2030	3,734	-	3,734
2031	6,531	-	6,531
2032	9,348	-	9,348
2033	9,580	-	9,580
2034	9,143	-	9,143
2035	6,816	-	6,816
2036	51	-	51
2037	1,621	-	1,621
2038	3,918	-	3,918
	$47,404	$26,564	$77,886

As at March 31, 2017, temporary differences of $162,380 (March 31, 2016 - $130,388) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

22.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

23.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at March 31, 2017 and March 31, 2016 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2017
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$73,003	$-	$-	$73,003
Investments in publicly traded companies	1,207	-	-	1,207
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

	Fair value as at March 31, 2016
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$41,963	$-	$-	$41,963
Investments in publicly traded companies	287	-	-	287
Luoyang Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of March 31, 2017 and March 31, 2016, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of level 3 during 2017 and 2016.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		March 31, 2017			March 31, 2016
	Within a year	2-3 years	4-5 years	Total	Total
Mine right fee payable	$-	$-	$-	$-	$9,766
Bank loan	-	-	-	-	4,657
Accounts payable and accrued liabilities	30,374	-	-	30,374	27,457
	$30,374	$-	$-	$30,374	$41,880

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follow:

	March 31, 2017	March 31, 2016
Financial assets denominated in U.S. Dollars	$29,093	$24,968
Financial assets denominated in Chinese RMB	$7,115	$35,521

As at March 31, 2017, with other variables unchanged, a 10% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.7 million.

As at March 31, 2017, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $2.9 million.

(d)Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short term investments. As at March 31, 2017, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from time to time from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer default is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at March 31, 2017 is considered to be immaterial. There were no amounts in receivables which were past due at March 31, 2017 (at March 31, 2016 - $nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at March 31, 2017, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $1.2 million.

24.	SEGMENTED INFORMATION

The Company's reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	SX Gold and 0875786 B.C. Ltd.	XHP
Administrative
Vancouver	Silvercorp Metals Inc., BVI and Barbados' holding companies	RZY
Beijing	Silvercorp Metals (China) Inc.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Segmented information for assets and liabilities are as follows:

March 31, 2017
		Mining			Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$64,298	$1,869	$4,796	$523	$823	$38,523	$110,832
Plant and equipment	43,297	4,832	15,915	-	1,081	76	65,201
Mineral rights and properties	170,690	6,855	28,655	-	-	-	206,200
Investment in an associate	-	-	-	-	-	8,517	8,517
Other investments	-	-	-	-	-	1,207	1,207
Reclamation deposits	4,901	-	145	-	-	8	5,054
Long-term prepaids and deposits	432	99	306	122	-	-	959
Total assets	$283,618	$13,655	$49,817	$645	$1,904	$48,331	$397,970

Current liabilities	$29,951	$1,425	$3,860	$2,959	$184	$1,778	$40,157
Deferred income tax liabilities	26,846	846	-	-	-	-	27,692
Environmental rehabilitation	10,183	918	813	272	-	-	12,186
Total liabilities	$66,980	$3,189	$4,673	$3,231	$184	$1,778	$80,035

March 31, 2016
		Mining			Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$34,277	$2,399	$5,310	$565	$287	$34,479	$77,317
Plant and equipment	46,387	5,477	17,800	-	1,254	127	71,045
Mineral rights and properties	176,603	7,429	31,869	-	-	179	216,080
Investment in an associate	-	-	-	-	-	3,133	3,133
Other investments	-	-	-	-	-	287	287
Reclamation deposits	2,138	-	155	-	-	8	2,301
Long-term prepaids and deposits	729	102	848	177	-	-	1,856
Total assets	$260,134	$15,407	$55,982	$742	$1,541	$38,213	$372,019

Current liabilities	$26,506	$1,690	$8,511	$3,619	$134	$1,652	$42,112
Mine right fee payable	5,796	-	-	-	-	-	5,796
Deferred income tax liabilities	22,286	938	-	-	-	-	23,224
Environmental rehabilitation	12,060	1,057	902	309	-	-	14,328
Total liabilities	$66,648	$3,685	$9,413	$3,928	$134	$1,652	$85,460

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Segmented information for operating results are as follows:

Year ended March 31, 2017
		Mining			Administrative
	Henan						Total
Statement of income:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver
Sales	$142,761	$-	$20,710	$-	$-	$-	$163,471
Cost of sales	(60,994)	-	(14,291)	-	-	-	(75,285)
Gross profit	81,767	-	6,419	-	-	-	88,186

Operating expenses	(8,864)	(1,098)	(2,194)	(131)	(1,354)	(6,353)	(19,994)
Impairment recovery, net	-	-	-	-	-	5,097	5,097
Finance items, net	146	(69)	35	18	266	1,050	1,446
Income tax (expenses) recovery	(18,509)	33	-	-	(2)	(759)	(19,237)
Net income (loss)	$54,540	$(1,134)	$4,260	$(113)	$(1,090)	$(965)	$55,498

Attributable to:
Equity holders of the Company	42,537	(794)	4,074	(88)	(1,090)	(965)	43,674
Non-controlling interests	12,003	(340)	186	(25)	-	-	11,824
Net income (loss)	$54,540	$(1,134)	$4,260	$(113)	$(1,090)	$(965)	$55,498

(1) Hunan's BYP project was placed on care and maintenance in August 2014;

Year ended March 31, 2016
		Mining			Administrative
	Henan						Total
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$88,511	$-	$19,429	$-	$-	$-	$107,940
Cost of sales	(54,517)	-	(17,408)	-	-	-	(71,925)
Gross profit	33,994	-	2,021	-	-	-	36,015

Operating expenses	(12,515)	(973)	(1,057)	(823)	(1,818)	(6,439)	(23,625)
Finance items, net	(478)	(37)	34	(61)	346	494	298
Income tax expenses	(1,960)	(170)	-	-	(2)	(617)	(2,749)
Net income (loss)	$19,041	$(1,180)	$998	$(884)	$(1,474)	$(6,562)	$9,939

Attributable to:
Equity holders of the Company	14,742	(826)	1,046	(590)	(1,474)	(6,562)	6,336
Non-controlling interests	4,299	(354)	(48)	(294)	-	-	3,603
Net income (loss)	$19,041	$(1,180)	$998	$(884)	$(1,474)	$(6,562)	$9,939

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Sales by metal

The sales generated for the years ended March 31, 2017 and 2016 was all earned in China and is comprised of:

	Year ended March 31, 2017
	Henan Luoning	Guangdong	Total
Silver (Ag)	$83,606	$5,950	$89,556
Gold (Au)	3,344	-	3,344
Lead (Pb)	51,479	5,373	56,852
Zinc (Zn)	4,332	8,909	13,241
Other	-	478	478
	$142,761	$20,710	$163,471

	Year ended March 31, 2016
	Henan Luoning	Guangdong	Total
Silver (Ag)	$54,314	$6,265	$60,579
Gold (Au)	1,871	42	1,913
Lead (Pb)	29,520	5,799	35,319
Zinc (Zn)	2,806	6,674	9,480
Other	-	649	649
	$88,511	$19,429	$107,940

(d) Major customers

For the year ended March 31, 2017, three major customers (year ended March 31, 2016 - three) accounted for 15%, 29% and 33%, (year ended March 31, 2016 - 14%, 14% and 50%) and collectively 77% (year ended March 31, 2016 - 78%) of the total sales of the Company.

25.	COMMITMENTS AND CONTINGENCIES

Commitments, not disclosed elsewhere in these financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$3,849	$845	$3,004	$-
Commitments	$6,418	$-	$-	$6,418

As of March 31, 2017, the Company has two office rental agreements totaling $3,849 for the next five years and commitments of $6,418 related to the GC property. During the year ended March 31, 2017, the Company incurred rental expenses of $611 (year ended March 31, 2016 - $620), which were included in office and administrative expenses on the consolidated statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arise in the ordinary course of business. Each of these matters is subject to

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  An action commenced pursuant to the Class Proceedings Act (Ontario) against the Company and certain of its senior officers and expert advisors was initiated in the Ontario Superior Court of Justice on May 21, 2013 relating to claims for misrepresentation, at common law and pursuant to secondary market civil liability provisions under the Securities Act (Ontario) (the “Mask Action”). On October 22, 2015, the Ontario Superior Court of Justice denied Mr. Mask leave to proceed with a class action and awarded costs in favour of Silvercorp. The Ontario Superior Court of Justice decision noted that the plaintiff’s case had no reasonable possibility of success at trial, a finding that was upheld by the Court of Appeal. That action was discontinued by Order of the Ontario Court on April 19, 2017. Three other parallel class action lawsuits filed against the Company, in the Ontario Superior Court of Justice on September 11, 2013 and in the British Columbia Supreme Court on August 30, 2013 and on September 9, 2013, have also been discontinued. The Company has received CAD$470,000 in satisfaction of two litigation cost awards granted in its favour, first by the Ontario Superior Court of Justice, and later by the Court of Appeal of Ontario.

  On August 19, 2014, an action was commenced against the Company in the Supreme Court of British Columbia seeking an unspecified amount of damages for a claim of false imprisonment and defamation (the “Huang Action”). The case is currently scheduled for a 60 day jury trial, commencing February 2018. The Company believes that there is no merit to the allegations and intends to pursue a vigorous defence.

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Mine. The $1.6 million has been included into the accounts payable and accrued liabilities on the consolidated statements of financial position of the Company. Henan Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counter claim in Luoyang People’s Court against Luoyang Mining to have the original acquisition agreements nullified and is seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from XHP mine. A trial was heard in March 2017 but a court decision has not yet been made. The carrying value of XHP mine was impaired to $nil in fiscal year 2015.

  During the year ended March 31, 2016, SX Gold, a 100% owned subsidiary of Henan Found, commenced a legal action against Luoyang HA Mining Co. Ltd. (“HA Mining”) to seek payment of $4.0 million (RMB26.0 million) plus interest related to a share transfer agreement that SX Gold entered into with HA Mining in September 2013. Pursuant to the agreement, SX Gold was to transfer all shares it held in Songxian Zhongxin Mining Co. Ltd. to HA Mining for $11.8 million (RMB76.0 million).
  SX Gold fulfilled its responsibilities and the title of the shares was transferred to HA Mining, who paid

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

$7.8 million (RMB50.0 million). The remaining $4.0 million (RMB26.0 million) was not paid. In April 2016, HA Mining filed a counter claim for $2.2 million (RMB14.0 million). On June 17, 2016, the court issued an order in favor of SX Gold. The court order demands HA Mining to pay $3.4 million (RMB22.75 million) to SX Gold. On July 1, 2016, HA Mining filed an appeal to the court order. This case is currently under appeal. A trial was heard in April 2017 but a court decision has not yet been made. The outstanding receivable amount of $4.0 million (RMB26.0 million) was written off in prior years.

26.	SUPPLEMENTARY CASH FLOW INFORMATION

	March 31, 2017	March 31, 2016
Cash on hand and at bank	$39,243	$28,839
Bank term deposits and GICs	33,760	13,124
Total cash and cash equivalents	$73,003	$41,963

Changes in non-cash operating working capital:	Years Ended March 31,
	2017	2016
Trade and other receivables	$632	$(849)
Inventories	355	(1,805)
Prepaids and deposits	(495)	643
Accounts payable and accrued liabilities	7,830	2,889
Deposits received	1,350	(2,205)
Due to related parties	(5,187)	103
	$4,485	$(1,224)

27.	DISPOSITION OF A SUBSIDIARY

On November 17, 2015, the Company entered into a share transfer agreement (“the Agreement”) with an arm’s length private Chinese company. Pursuant to the Agreement, the Company’s subsidiary, SX Gold sold its 51% equity interest in Rongtai Mining Co., Ltd. (“Rongtai”) for $11 (RMB ¥70). Rongtai did not have any core assets other than its working capitals and equipment. The total net assets disposed of are as follows:

Rongtai
Cash consideration received (RMB ¥70)	$11
Cash and cash equivalents	$116
Trade and other receivables	56
Prepaids and deposits	953
Plant and equipment	108
Accounts payable and accrued liabilities	(12)
Accumulated comprehensive income	23
Non-controlling interests	(773)
Net assets disposed of	$471
Loss on disposal of a subsidiary	$(460)

The Company recognized loss of $460 on the disposal of Rongtai.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

28.	SUBSEQUENT EVENTS

On April 5, 2017, the Company entered into a royalty purchase and sale agreement (the “Agreement”) with Maverix Metal Inc. (“Maverix”), a publicly traded (TSX-V: MMX) Canadian precious metals royalty and streaming company, to sell its 2.5% net smelter return (“NSR”) on the Silvertip Mine for consideration of up to 6,600,000 of Maverix’s common shares payable as follows:

  3,800,000 common shares of Maverix on closing of the transaction; and

  2,800,000 common shares of Maverix when the Silvertip Mine achieves (i) commercial production, and (ii) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

On April 19, 2017, the transaction was closed and the Company received a total of 3,800,000 Maverix common shares.